SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

Form 8-K dated July 26, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

0-16107
~~333-72082~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 26, 2002.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Howard Darmstadter
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 26, 2002
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2002-8)
(Exact name of registrant as specified in charter)

Delaware	333-72082	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

12855 North Outer Forty Drive, St. Louis, Missouri	63141
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (314) 851-1467

(Former name, former address and former fiscal year, if changed since last report.)

Item 5. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2002-8

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated that are required to be filed pursuant to such letters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: ______________________
Howard Darmstadter
Assistant Secretary

Dated: July 26, 2002

EXHIBIT INDEX

July 25, 2002 02:29PM
Settlement: July 30, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CMSI028B Class 2A
Current Balance: $89,020,267.97 Current Coupon: 6%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2002

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		250 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
99-31	6.002	5.02	5.987	4.16	5.979	3.83	5.971	3.53	5.955	3.06	5.939	2.69	5.898	2.07
100-01	5.990		5.972		5.963		5.954		5.935		5.916		5.868	
100-03	5.977		5.957		5.947		5.936		5.914		5.892		5.838	
100-05	5.965		5.942		5.930		5.918		5.894		5.869		5.808	
100-07	5.953	5.03	5.927	4.17	5.914	3.83	5.901	3.54	5.874	3.06	5.846	2.70	5.778	2.08
100-09	5.940		5.913		5.898		5.883		5.854		5.823		5.748	
100-11	5.928		5.898		5.882		5.866		5.833		5.800		5.718	
100-13	5.916		5.883		5.866		5.848		5.813		5.777		5.689	
100-15	5.903	5.03	5.868	4.18	5.850	3.84	5.831	3.55	5.793	3.07	5.754	2.70	5.659	2.08
100-17	5.891		5.853		5.834		5.813		5.773		5.732		5.629	
100-19	5.879		5.838		5.817		5.796		5.753		5.709		5.599	
100-21	5.866		5.824		5.801		5.779		5.732		5.686		5.570	
100-23	5.854	5.04	5.809	4.19	5.785	3.85	5.761	3.55	5.712	3.07	5.663	2.71	5.540	2.08
100-25	5.842		5.794		5.769		5.744		5.692		5.640		5.511	
100-27	5.830		5.779		5.753		5.727		5.672		5.617		5.481	
100-29	5.818		5.765		5.737		5.709		5.652		5.595		5.451	
100-31	5.805	5.05	5.750	4.19	5.721	3.85	5.692	3.56	5.632	3.08	5.572	2.71	5.422	2.09
101-01	5.793		5.735		5.705		5.675		5.612		5.549		5.392	
101-03	5.781		5.721		5.689		5.657		5.592		5.527		5.363	
101-05	5.769		5.706		5.673		5.640		5.572		5.504		5.334	
101-07	5.757	5.06	5.691	4.20	5.657	3.86	5.623	3.56	5.552	3.09	5.481	2.72	5.304	2.09
101-09	5.744		5.677		5.641		5.606		5.532		5.459		5.275	
101-11	5.732		5.662		5.626		5.588		5.513		5.436		5.245	
101-13	5.720		5.647		5.610		5.571		5.493		5.413		5.216	
WAL	6.632		5.303		4.792		4.358		3.671		3.160		2.340	
1st Prin	08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02	
Mat.	05/25/17		05/25/17		05/25/17		05/25/17		05/25/17		05/25/17		05/25/17	

July 25, 2002 02:29PM
Settlement: July 30, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CMSI028B Class 2A
Current Balance: $89,020,267.97 Current Coupon: 6%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2002

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		250 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-15	5.708	5.06	5.633	4.21	5.594	3.87	5.554	3.57	5.473	3.09	5.391	2.72	5.187	2.10
101-17	5.696		5.618		5.578		5.537		5.453		5.368		5.158	
101-19	5.684		5.604		5.562		5.520		5.433		5.346		5.128	
WAL	6.632		5.303		4.792		4.358		3.671		3.160		2.340	
1st Prin	08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02	
Mat.	05/25/17		05/25/17		05/25/17		05/25/17		05/25/17		05/25/17		05/25/17	

July 25, 2002 02:40PM
Settlement: July 30, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CMSI028C Class 3A2
Current Balance: $69,862,000.00 Current Coupon: 6.25%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2002

No default scenario exists

Scenario Assumption

Price	100 PSA Yield	100 PSA Dur	150 PSA Yield	150 PSA Dur	200 PSA Yield	200 PSA Dur	250 PSA Yield	250 PSA Dur	300 PSA Yield	300 PSA Dur	400 PSA Yield	400 PSA Dur	500 PSA Yield	500 PSA Dur	750 PSA Yield	750 PSA Dur
100-29+	6.091	5.54	6.032	4.44	5.972	3.71	5.916	3.20	5.863	2.84	5.769	2.37	5.687	2.07	5.512	1.63
100-31+	6.080		6.018		5.956		5.896		5.841		5.743		5.657		5.474	
101-01+	6.069		6.004		5.939		5.877		5.820		5.717		5.627		5.437	
101-03+	6.058		5.990		5.922		5.858		5.798		5.691		5.598		5.399	
101-05+	6.047	5.55	5.976	4.45	5.906	3.71	5.839	3.21	5.776	2.85	5.665	2.37	5.568	2.07	5.361	1.63
101-07+	6.036		5.962		5.889		5.820		5.755		5.639		5.538		5.323	
101-09+	6.025		5.949		5.873		5.800		5.733		5.613		5.509		5.286	
101-11+	6.014		5.935		5.856		5.781		5.712		5.588		5.479		5.248	
101-13+	6.003	5.56	5.921	4.46	5.840	3.72	5.762	3.21	5.690	2.85	5.562	2.37	5.449	2.07	5.210	1.63
101-15+	5.992		5.907		5.823		5.743		5.669		5.536		5.420		5.173	
101-17+	5.981		5.894		5.807		5.724		5.647		5.510		5.390		5.135	
101-19+	5.970		5.880		5.790		5.705		5.626		5.484		5.361		5.098	
101-21+	5.959	5.57	5.866	4.46	5.774	3.72	5.686	3.21	5.604	2.85	5.459	2.38	5.331	2.07	5.060	1.63
101-23+	5.948		5.852		5.757		5.667		5.583		5.433		5.302		5.023	
101-25+	5.937		5.839		5.741		5.648		5.562		5.407		5.272		4.985	
101-27+	5.926		5.825		5.725		5.629		5.540		5.382		5.243		4.948	
101-29+	5.915	5.58	5.811	4.47	5.708	3.73	5.610	3.22	5.519	2.86	5.356	2.38	5.213	2.08	4.911	1.64
101-31+	5.904		5.798		5.692		5.591		5.497		5.330		5.184		4.873	
102-01+	5.893		5.784		5.675		5.572		5.476		5.305		5.155		4.836	
102-03+	5.882		5.770		5.659		5.553		5.455		5.279		5.125		4.799	
102-05+	5.871	5.59	5.757	4.48	5.643	3.73	5.534	3.22	5.434	2.86	5.253	2.38	5.096	2.08	4.762	1.64
102-07+	5.860		5.743		5.626		5.515		5.412		5.228		5.067		4.725	
102-09+	5.849		5.730		5.610		5.496		5.391		5.202		5.038		4.687	
WAL	7.680		5.703		4.533		3.795		3.300		2.679		2.303		1.775	
1st Prin	08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02	
Mat.	09/25/20		05/25/16		03/25/13		01/25/11		07/25/09		11/25/07		12/25/06		09/25/05	

July 25, 2002 02:42PM
Settlement: July 30, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CMSI028C Class 3A3
Current Balance: $12,802,000.00 Current Coupon: 6.25%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2002

No default scenario exists

Scenario Assumption

Price	100 PSA		150 PSA		200 PSA		250 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
98-00+	6.470	11.40	6.487	10.15	6.510	8.86	6.537	7.67	6.570	6.62	6.640	5.11	6.706	4.22	6.843	3.08
98-02+	6.464		6.481		6.502		6.529		6.560		6.628		6.691		6.823	
98-04+	6.459		6.474		6.495		6.521		6.551		6.615		6.676		6.802	
98-06+	6.453		6.468		6.488		6.513		6.541		6.603		6.661		6.781	
98-08+	6.448	11.41	6.462	10.16	6.481	8.87	6.504	7.67	6.532	6.63	6.591	5.11	6.646	4.22	6.761	3.08
98-10+	6.442		6.456		6.474		6.496		6.522		6.578		6.631		6.740	
98-12+	6.437		6.450		6.467		6.488		6.512		6.566		6.616		6.720	
98-14+	6.431		6.443		6.460		6.480		6.503		6.554		6.601		6.699	
98-16+	6.426	11.43	6.437	10.17	6.453	8.88	6.471	7.68	6.493	6.63	6.541	5.12	6.586	4.22	6.679	3.09
98-18+	6.420		6.431		6.445		6.463		6.484		6.529		6.571		6.659	
98-20+	6.415		6.425		6.438		6.455		6.474		6.517		6.556		6.638	
98-22+	6.409		6.419		6.431		6.447		6.465		6.504		6.541		6.618	
98-24+	6.403	11.44	6.412	10.18	6.424	8.88	6.439	7.68	6.455	6.64	6.492	5.12	6.526	4.22	6.597	3.09
98-26+	6.398		6.406		6.417		6.430		6.446		6.480		6.511		6.577	
98-28+	6.393		6.400		6.410		6.422		6.436		6.467		6.496		6.557	
98-30+	6.387		6.394		6.403		6.414		6.427		6.455		6.481		6.536	
99-00+	6.382	11.45	6.388	10.19	6.396	8.89	6.406	7.69	6.417	6.64	6.443	5.12	6.466	4.23	6.516	3.09
99-02+	6.376		6.382		6.389		6.398		6.408		6.431		6.452		6.496	
99-04+	6.371		6.375		6.382		6.390		6.399		6.418		6.437		6.475	
99-06+	6.365		6.369		6.375		6.381		6.389		6.406		6.422		6.455	
99-08+	6.360	11.47	6.363	10.20	6.368	8.90	6.373	7.70	6.380	6.65	6.394	5.13	6.407	4.23	6.435	3.09
99-10+	6.354		6.357		6.361		6.365		6.370		6.382		6.392		6.414	
99-12+	6.349		6.351		6.354		6.357		6.361		6.369		6.377		6.394	
WAL	21.585		17.276		13.747		11.046		9.000		6.427		5.091		3.554	
1st Prin	09/25/20		05/25/16		03/25/13		01/25/11		07/25/09		11/25/07		12/25/06		09/25/05	
Mat.	02/25/28		06/25/24		08/25/20		05/25/17		10/25/14		08/25/10		08/25/08		08/25/06	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.